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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a transcript of a presentation by Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, at a February 27, 2002 security analyst meeting. The video and the transcript of Ms. Fiorina's presentation are posted on HP's external web sites, www.VotetheHPway.com and www.hp.com. The slides used in connection with Ms. Fiorina's presentation were filed by HP with the Securities and Exchange Commission on February 27, 2002 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934.


CARLETON S. FIORINA
OPENING REMARKS:

Good morning. How's everyone today? We are really delighted to have an opportunity to spend almost a whole day with you today and talking about the substance of our merger with Compaq. So thank you for joining us. Welcome. We think you'll find the day very informative. You'll have an opportunity to interact with our executives. You'll have an opportunity to interact with some of our employees at a product fair that we have set up which we hope you'll take advantage of during the breaks and lunch hour, and at the end of the day you'll have plenty of opportunity to ask me questions as well.

Amid all the noise around this merger, I want to, this morning, focus your attention on the substance of our case. And I want to focus first on the realities of this industry. Customers will demand end-to-end solutions. Eighty-six percent of our customers tell us so. Customers are already demanding improved price performance and greater return on investment. Customers are already demanding seamless interoperability, improved reliability ... five nines availability. In other words, what we call an always-on Internet infrastructure.

The pure product era is over. The standalone hot box or stand alone application era is over. We have entered the distributed networked era -- an era where everything must work with everything else, where piece-part solutions are not enough. I want to focus your attention on the realities of this industry. Because of these trends, because of these customer demands, the IT industry is consolidating and it will continue to do so to fewer, more capable players.

The IT industry will experience slower growth in the next five years than it did in the last five years. It will experience inexorable price pressure and lower gross margins. These things will happen. These customer demands will escalate with or without this merger. But this merger allows us to capitalize on this future. It allows us to lead this future.

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Against this industry backdrop, we ask our shareowners to focus on four important questions:

     .    First, does this merger create market leadership?

     .    Second, does this merger yield improved profitability and cash flow?

     . Third, was this merger the result of a deliberate, thorough, comprehensive process of governance by independent directors?

     .    Fourth, can we execute?

Because those four questions together, and only those four questions, determine whether this merger creates sustainable shareowner value. And only by focusing on these four questions and only by focusing on sustainable shareowner value, can you consider the merits of this specific transaction.

I want you to focus your attention on the prospects for continued growth of our imaging and printing business and prospects for the continued profitability of our imaging and printing business. Should we confine ourselves to the remaining growth in our existing categories? Categories where we are already the market share leaders. Categories our competitors have said will grow at five to seven percent going forward. Or should we focus as well on new categories? Categories where digital content transformation creates new growth opportunities -- digital imaging and digital publishing. The man who leads our printing business will tell you why these opportunities, these new opportunities, are vital to maintaining double-digit top line growth and bottom line profitability, why capturing them takes the breadth of our portfolio and why differentiating using the breadth of our portfolio maintains the profitability that we have all come to know and love.

Should we shut our PC business down? What's the cost in shareowner value? In jobs? How many accounts would we invite our competitors into? What would it do to our consumer brand, one of the strongest in the world? A spin-out of our PC business, a spin-out that creates value instead of destroying value, requires a viable business. The PC industry will consolidate to fewer branded players where scope and scale drive profitability. A viable PC business for us means capitalizing on HP's very successful consumer PC business. This is a profitable business; a fastest growing in the market business; a best in class retail distribution model business. We want to capitalize on that consumer PC business and add from Compaq what we don't have -- a competitive commercial business with a direct distribution capability. PCs aren't a bad business. But they require brand, distribution, velocity, volume.

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In enterprise computing, the high end and UNIX markets -- great markets, but they will grow in the single digits going forward. Five to seven percent. Why? Because increasingly low and mid-range applications will move onto NT and Linux platforms. NT and Linux will grow at 20 plus and 30 plus percent, respectively, going forward. Do we sit these markets out? Or do we, with Compaq, become number one in high end in UNIX, in Linux and in NT? Do we capitalize on the storage market by combining with the number one player? Do we double the size of our sales force? Do we broaden our installed base? In other words, in a consolidating industry, do we ensure our enterprise computing business has the scale to truly be a platform of choice for customers and for partners? Or do we allow it to remain subscale and slowly wither?

And in professional services -- a great business, a profitable and growing business where scope and scale really matter -- do we move now to become a top tier player? Compaq brings us a $7 billion, 14 percent operating margin services business. They bring us a $7 billion storage business that leads in the fastest growing piece of the market. They bring us a fault tolerant computing platform. They are the number one player in NT servers. They give us the number one position in Linux. They bring us direct distribution capability.

Now because this specific transaction -- not an average transaction -- this specific transaction, is a major consolidation because we are in the same businesses, Compaq and HP: PCs, servers, storage, professional services. We are in the same businesses, the same accounts, the same markets, the same countries around the world. We have an opportunity, one that is rare for technology companies, one that is particularly rare for technology companies in an industry whose growth has slowed and whose gross margins are under pressures. We can, at the same time, advance our market position, increase our customer presence AND take at least $2.5 billion out of our cost structure. This opportunity -- even accounting in a conservative way as we have put this case together, always, even accounting for lost revenues that may result from product overlaps, by the end of fiscal 2003, our first full year of operations when we will have actually only $2 billion of the $2.5 billion of cost synergies that we are focused on -- this opportunity to advance our market position and at the same time take substantial cost out of our structure, this opportunity allows us to improve our overall profitability to 9 points of operating margin by the end of fiscal 2003. It increases our R&D muscle to $4 billion while at the same time lowering our overall expense structure to 15 to 17 percent and it creates a cash flow capability of $9 billion a year -- six billion, net of capital expenditures. A billion and a half a quarter net of capital expenditures. All this yields substantial accretion to shareowners in our first full year of operations, fiscal 2003.

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And because we know people are skeptical, we have been conservative in our assumptions all along. We have put together a high confidence case. We have been conservative in our assumptions about cost synergies. We have been conservative [in] our assumptions about revenue loss and with those conservative high confidence assumptions, we end up with a set of businesses, at the end of fiscal 2003, that looks something like this: imaging and printing, top line growth continuing at 10 to 12 plus percent; profitability continuing at that same range; ROIC in the mid-20s; a PC business, an access business that we think will probably be growing all-in at about 5 percent in fiscal 2003 with higher growth in handhelds and notebooks, lower growth in PCs, but nevertheless a PC business that will earn 3 points of operating margins, have 15 percent return on invested capital and generate a lot of cash; An enterprise computing business that will grow top line market rates into 10 percent will yield 9 points of operating margin up from negative 8 points of operating loss in our first quarter of 2002 and return high teens return on invested capital; and finally a professional services business that will also grow at 10 to 12 percent going forward with operating margins of 13 to 14 percent and return on invested capital in the low 20s.

Today, as well, I want to focus your attention on the management team -- a management team that is focused and is executing; a management team that has real plans and a real commitment to make all of this happen. Bob Wayman will walk you through the numbers. Ann Livermore will talk with you about the services business and how she plans to integrate these businesses. Duane Zitzner will talk about what this does for us in our enterprise computing business, which he runs today for HP and how he intends to integrate and deliver results in our PC business in the new HP. Vyomesh Joshi will talk about the opportunities we have in imaging and printing and why the people who have run this business for many years believe the breadth of our portfolio is vital to the ongoing growth and profitability of this franchise. And Webb McKinney will walk you through, in detail, our integration plans. Where we have come through six months of integration planning, 600 full time people, 500,000 hours of detailed integration planning, all focused on bringing this new company together on a planned operational date of April 1 -- all focused on making sure that we have the tough decisions made so that on day one we are executing, not deciding.

Now our opposition would like to distract you. They would like to distract you because they cannot win this campaign on the substance. Each time they distract you with something new, ask yourself:

     .    Why am I hearing this now?

     . Why didn't our opposition raise these issues in the boardroom when other board members were debating the alternatives?

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     .    Why didn't they put their case in their proxy statement, which is intended to be a complete presentation of the case to shareowners?

They want to distract you with, for example, employee surveys -- that, in a small town named Corvallis, Oregon, that touch less than 500 employees, half of them retirees, in one location at one moment in time. We have 86,000 employees in 163 countries and we survey them consistently and in a representative fashion. We've employed these survey techniques for many years and we will employ them for many more years. And this management team that you will hear from today knows their employees and knows what our surveys are telling us.

Our opposition wants to distract you by misrepresenting what went on in the boardroom, which is why our independent directors have written to our opposition over and over to set the record straight. One of the most egregious attempts at distraction occurred yesterday afternoon -- not coincidentally, perhaps, the day before this meeting -- when the opposition claimed we were misleading shareowners on the subject of compensation. Let me be very clear. Shareowners have every right to know all of the details of compensation of our senior managers, but most particularly, of the CEO of HP and the CEO of Compaq. But we cannot disclose what has not been decided. We cannot disclose employment contracts which do not exist. The compensation committee of the HP board decided rightly that this was a matter that the new compensation committee of the new board needed to take up. Why? Because that new compensation committee needs to consider the most recent market data to ensure that executives are paid at appropriate market rate; not above. The new compensation committee of the new board needs to ensure that any equity programs are tied to specific metrics that align our interests with those of shareowners and deliver against the value we have promised.

That is good governance. And that is what this board intends to do. And let me be very clear, as Chairman of this board it is vital, in my judgment, that we have compensation plans that will stand the scrutiny of our shareowners and that will align our interests with our shareowners in real, specific, measurable terms.

And so once again yesterday we had to set the record straight. Don't be distracted by the so-called focus and execute plan. It is not a plan. It is a press release. This management team has been focused and is executing. Because focus and execution is what business is all about. So today I want you to focus on the substance of this management team and you will hear a lot from folks other than me, although you will hear from me again as well at the end of the day.

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But today I want you to focus on the substance of this management team, a real team with real plans and real commitment to deliver real numbers that create real shareowner value. They know their business. Bob Wayman, an HP veteran of 32 years, who has been the CFO of this company for 18 years. Ann Livermore, an HP veteran of 20 years. Duane Zitzner, an HP veteran of 12 years, who before that was with IBM. Vyomesh Joshi, an HP veteran for 21 years and a passionate member of the imaging and printing business for that long. Webb McKinney, an HP veteran of 32 years. Susan Bowick, our HR VP, an HP veteran of over 24 years.

Now I started my remarks this morning by talking about customers -- and I started there because, in fact, that is where it all starts, with customers. Serving customers is how shareowner value is delivered. And so let me close before I turn it over to Bob, by letting our customers speak for themselves.


CARLETON S. FIORINA
CLOSING REMARKS:

I started this morning by asking you to focus on the fundamentals, by asking you to focus on the substance -- and I really appreciate your willingness to give us this much time to do so.

The fundamentals about what is happening in our industry -- and I'll just mention those fundamentals again: a movement toward network distributed capabilities; a movement toward improved price performance; better return on invested capital -- and all of those trends mean customers will require end-to-end solution providers. They will demand more of those providers.

I ask our shareowners to focus on four questions:

     . Does this specific transaction, did this specific transaction create market leadership?

     . Does this specific transaction yield improved profitability and cash flow?

     . Does this specific transaction, is it the result of deliberate, thorough, comprehensive debate, evaluation, and analysis by an independent board of directors?

     .    And can you execute this specific transaction?

We are highly confident that the answer to these four questions is yes, yes, yes, yes. Now here's what I think you heard today. If I could have the first slide.

This is a team that is focused on executing.

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This is a team that is focused on executing.

These are a set of cost synergies that we understand the details of, in detail. We know how to go get these cost synergies, and we will do so. And we will tie our compensation as a team, our equity packages as a team -- when we decide those things -- we will tie our compensation to the delivery of these metrics and more. The hours and hours and hours and hours of work, 500,000 hours to be more roughly right, have gone into understanding how to go get this. And we will go get it. And I think you heard that all day today.

We have been conservative about revenue loss because we think it is prudent to do so. We think it makes sense to tell you -- on day one of this announcement, September 4, 2001, we said to you -- we will lose revenue, we believe, where we have overlapping product lines. And we have gone product line by product line, based upon the initial integration plan that we put together before the bankers were ever called in, and said what does that say about the specific areas where we will lose revenue, and so we think these are conservative. We know the actual contribution margin of this revenue loss because these are our businesses and these are our numbers.

This is a period of huge customer uncertainty, as Webb mentioned earlier. Customers want certainty. When they have certainty, they know how to make purchase decisions and today they do not have product line roadmaps, although we have completed them. They do not have go-to-market teams, although we know how to serve our customers going forward, and they are not even sure whether we are going to get the support to complete this merger. And yet, despite all of that uncertainty, we are not only outperforming against our own assumptions of revenue loss, we are outperforming your assumptions of our competitors' performance and our performance. We are not losing revenue as a result of this merger.

And now, as we go forward, every day that goes by, particularly after April 2nd, when we launch our teams all around the world to describe our product line roadmaps to our customers, we think we have an increasing opportunity to outperform these assumptions.

I think you heard from Duane that we have a lot of great things going on in our computing systems business. We have done a lot of really good work in revamping our UNIX product line, but UNIX is a single-digit growth market going forward.

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We lag in NT, where we are losing money and losing momentum, and NT is a business growing at 20%. Should we just sit that market out?

We have made great progress in terms of support of the Linux community and providing Linux-based servers, but we are not in a leadership position alone. We are in a leadership position with Compaq.

We lack fault tolerant computing, which will continue to be a crucial element in the utility data center that Duane was talking to you about today. Data centers that really, truly provide computing-on-demand. And, remember, when we're all done we get the number one fault tolerant computing all the way through down to number one in Linux.

We have great assets in storage, but we did not have enough to lead in a market that also is transforming and will consolidate, because the storage market -- like the rest of the IT market -- is moving away from stand-alone storage servers, attached storage applications, specific storage, and moving to distributed networked storage. That is a transformation we want to take advantage of. With this merger, we lead in that segment.

You heard him say we have a great consumer PC business. We're proud of our consumer PC business. But we are behind in terms of the direct distribution capability, which will continue to make our PC business, and other businesses over time, healthy. And, as someone over here said, PCs are not a bad business. PCs have the opportunity to be a great business. You just have to measure it by the right yardstick.

You heard Ann. You also heard Duane say, You know what? I'm pretty excited about having doubled the size of my sales force and deeper penetration and accounts in 160 plus countries around the world.

You heard Ann talk about a great big business, that just gets bigger and better with this combination.

And I think VJ demonstrated, with passion, why people who care about imaging and printing -- whether that is Dick Hackborn who started the business 20 years ago or whether it is Vyomesh Joshi who runs the business 20 years later -- people from the beginning of this business to its current state believe strongly this business' growth and profitability depends upon being a part of this portfolio.

And finally, you heard Webb talk about an integration planning effort that I think is going exceptionally well, but it is an effort that we will continue to monitor day

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in and day out. He mentioned the Integration Steering Committee. The Integration
Steering Committee will meet half a day every week for the next 12 to 18 months. We will retain our program management integration structure, so that we can monitor our progress. Many of you asked very legitimate questions, how will we know? You will know because we will know. We will monitor our progress against all the goals we have laid out in terms of this very extensive integration planning effort. We will keep that discipline in place. We will not simply assume that when Day One arrives we're done. Day one is when building this new company really begins.

I think you saw, as well, a committed, dedicated management team. We have thought about this a lot. We have dedicated a lot of time to thinking about our alternatives. We have spent huge numbers of hours as a board both before and after my arrival, as a management team, debating our alternatives, assessing our strategic position, understanding where this industry is going. And we have made a choice. We believe this is our best alternative, our best course.

We think our customers, our employees, our shareowners deserve leadership and growth. And leadership and growth depends upon facing the future clear-eyed and level-headed.

This is not a company in crisis. This is a company strong enough, prepared enough, to take a decisive step. And this is also a company smart enough to know when to take it.

Independent board members and management teams of these two companies have made our choice. We have made our decision, and we are prepared to execute it.

And now our shareowners must make a choice. The people of these two companies need your support. This is not a game. It is not a sport. It is not a popularity contest. It is a serious decision that our shareowners, all our shareowners, need to make.

And so as you make your decision, ask yourself four questions:

     .    Does this specific transaction create market leadership?

     .    Does this specific transaction improve profitability and cash flow?

     . Is this specific transaction the result of a deliberate, comprehensive, governance process?

     .    And can we execute this specific transaction?

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We are confident the answer is yes.

And then, finally, ask yourself one more question: Do we retreat into the past and surrender our future, or do we choose to put all of this energy and effort and commitment to work so that we can lead and grow?

That choice now rests with our shareowners, and we look forward to your support.

Thank you very much.

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.

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